DK Sinopharma, Inc.
Dongxing Building, 4th Floor
No.1 Xinke Road
Xi’an, the People’s Republic of China 710043

October 12, 2010

Securities and Exchange Commission
100 F Street, N.E., Stop 3561
Washington, D.C. 20549

Re: DK Sinopharma, Inc.
Form 10-K for the fiscal year ended September 30, 2009
Forms 8-K and 8-K/A filed May 10, 2010 and May 21, 2010
Form 10-Q for the quarterly period ended June 30, 2010
File No. 333-156302

Ladies and Gentlemen:

We acknowledge receipt of questions raised by the Staff of the Commission in its letter of comments dated September 27, 2010 to DK Sinopharma, Inc. (the “Company”).  The Company hereby respectfully requests an extension of time to respond to these questions in order to allow for additional time for review and evaluation of the Company’s previous filings in light of Staff’s recent comments.  The Company hereby undertakes to provide a substantive response to Staff’s September 27, 2010 comments on or before November 2, 2010.

If you have any further comments and/or questions, please contact the undersigned at (011-86) 29-8224-7500 or Marc J. Ross, Esq. at Sichenzia Ross Friedman Ference LLP at (212) 930-9700.

Very truly yours,

/s/ Dongke Zhao
Dongke Zhao
Chief Executive Officer